Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION
November 2, 2021
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE:	AKUMIN INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on November 1, 2021 to the Registered Securityholders, to the Non-Objecting Beneficial Owners ("NOBO"), and to the Auditor and Directors:

1	Proxy - Registered Securityholders, Auditor and Directors
2	Voting Instruction Form - NOBOs
3	Notice of Meeting Combined with Information Circular
4	Virtual Meeting Guide Form
5	Proxy Return Envelope - Registered Securityholders and NOBOs
Yours truly,
TSX Trust Company
''Rosa Garofalo''
Senior Relationship Manager
Rosa.Garofalo@tmx.com

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